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SEC FILE NUMBER
001-40196
CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Catcha Investment Corp

Full Name of Registrant

N/A

Former Name if Applicable

Level 42, Suntec Tower Three, 8 Temasek Blvd Singapore

Address of Principal Executive Office (Street and Number)

Singapore 038988

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is still assessing the accounting treatment relating to its shares subject to redemption per the SEC’s latest recommendations and the extent of its impact on its financial statements.

The Company is working diligently to complete the Form 10-Q for the quarter ended September 30, 2021 as soon as possible. However, given the scope of the process for determining the appropriate treatment in accordance with this recommendation, the Company is unable to complete and file the Form 10-Q without unreasonable effort or expense prior to November 15, 2021 (the prescribed due date for the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2021).

The Company expects to file the Form 10-Q as soon as reasonably practicable after it completes its assessment. At this time the Company anticipates that it will be able to do so within the extension period of five calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

Disclosures About Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. The above statements regarding the accounting treatment of the trust account, as well as the effect of the revision on any subsequent periodic SEC filings, constitute forward-looking statements that are based on the Company’s current expectations. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause future events to differ materially from those in the forward-looking statements, many of which are outside of the Company’s control. These factors include, but are not limited to, a variety of risk factors affecting the Company’s business and prospects, see “Risk Factors” in the Company’s annual, quarterly reports and subsequent reports filed with the SEC, as amended from time to time. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Luke Elliot	+65	6829 2294
	(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Catcha Investment Corp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2021	By	/s/ Luke Elliot
Director and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).